Exhibit (a)(5)(vi)

Contact(s):	DeborahHellinger Oracle +1.650.506.5158 deborah.hellinger@oracle.com

Oracle To Close Acquisition Of Portal Software Today

Ownership Currently Stands at 88%

REDWOOD SHORES, Calif., 03-JUL-2006 Oracle Corporation (NASDAQ: ORCL) today announced that it will complete its acquisition of Portal Software, Inc. (OTC BB: PRSF.PK) immediately and is moving ahead quickly with the integration of the two companies.

Oracle’s subsequent offering period under its tender offer to purchase all of the outstanding shares of Portal expired at 8 p.m. New York City time on June 30, 2006. Including those shares tendered in the initial offering period, Oracle has acquired over 38 million shares or more than 88 percent of Portal’s outstanding stock. Oracle has accepted for payment all shares tendered in the offer.

The merger will occur today, Monday, July 3. All remaining outstanding Portal shares, other than those held by stockholders who properly perfect appraisal rights under Delaware law, will be converted in the merger into the right to receive $4.90 per share in cash. Following the merger, Portal will be a wholly-owned subsidiary of Oracle.

About Oracle

Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, please visit our Web site at http://www.oracle.com.

About Portal Software

Portal is the leading worldwide provider of billing and Revenue Management solutions for the global communications and media markets. The company delivers the only platform for the end-to-end management of customer revenue across offerings, channels, and geographies. Portal’s solutions enable companies to dramatically accelerate the launch of innovative, profit-rich services while significantly reducing the costs associated with legacy billing systems.

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Trademarks

Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. PORTAL, and the PORTAL LOGO are trademarks or registered trademarks in the United States and in other countries, all owned by Portal Software, Inc. or its subsidiaries. Other names may be trademarks of their respective owners.

Important Information

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PORTAL SOFTWARE’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION, ORACLE SYSTEMS CORPORATION AND POTTER ACQUISITION CORPORATION. FILED ON APRIL 25, 2006

AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.